

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Albert Hill IV
Chief Financial Officer
Rose Hill Acquisition Corporation
981 Davis Dr. NW
Atlanta, GA 30327

   **Re: Rose Hill Acquisition Corporation**
     **Form 10-K for the fiscal year ended December 31, 2021**
     **Response dated December 13, 2022**
     **File No. 001-40900**

Dear Albert Hill IV:

   We have reviewed your December 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment is to the comment in our December 8, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

General

1. We note your response to comment 1 and that approximately 25% of Sponsor's equity interests are owned by non-U.S. persons. Please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from

completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

 You may contact Ameen Hamady at 202-551-3891 or in his absence at Isaac Esquivel at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction